FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Results of Annual Shareholders' Meeting
2.	Resignation of Outside Director before the End of the Term of Office
3.	Resignation of Auditor or Audit Committee Member before the End of the Term of Office
4.	Grant of Stock Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: March 27, 2009	By:	/s/ Chang Keun Kim
		Name:	CHANG KEUN KIM
		Title:	Chief Executive Officer

Item 1.
Results of Annual Shareholders` Meeting

1. Approval of Financial Statements
The 9th Year (Unit : Mil. KRW)
- Total Assets	130,856		- Sales	28,481
- Total Liabilities	11,854		- Operating Income	-7,046
- Capital Stock	6,487		- Net Income	-14,266
- Total Shareholders' Equity	119,002		* Earnings per Share (KRW)	-1,191
* External Auditor's Opinion			Unqualified
2. Dividend Decision
a. Cash Dividend	Dividend per Share(KRW)	Common Shares	Year-end Dividend	-
			InterimㆍQuarterly Dividend	-
		Preferred Shares	Year-end Dividend	-
			InterimㆍQuarterly Dividend	-
	Total Dividends(KRW)		-
	Dividend Rate to Market Value(%) (Including Interim Dividend)	Common Shares	-
		Preferred Shares	-
--- b. Stock Dividend	Stock Dividend Rate(%)	Common Shares	-
		Preferred Shares	-
	Total Stock Dividends	Common Shares	-
		Preferred Shares	-

3. Appointment of Directors, etc.(As of the Appointment Date)
a. Details of Appointment		*Election of directors (1) - Outside Director :Hyuk-Yun Kim * Election of Members of Audit Committee(1) - Outside Director that Will Become Members of Audit Committee: Hyuk-Yun Kim
b. Number of Outside Directors after Appointment	Total Number of Directors	6
	Total Number of Outside Directors	3
	Outside Director Appointment Ratio(%)	50%
c. Number of Auditors after Appointment	Standing Auditor	-
	Non-Standing Auditor	-
d. Members of Audit Committee after Appointment	Members of Audit Committee who are Outside Directors	3
	Members of Audit Committee who are not Outside Director	-
4. Details of Other Resolutions
Agenda 1. Approval of Balance Sheet, Income Statement and Statement of Appropriation of Accumulated Deficit for the 9th Fiscal Year
à Approved according to the original suggestion
Agenda 2. Amendments of the Articles of Incorporation
à Approved according to the original suggestion
Agenda3: Election of Director
à Approved according to the original suggestion
that Hyuk-Yun Kim is elected
Agenda4: Election of Members of Audit Committee
à Approved according to the original suggestion
that Hyuk-Yun Kim is elected
Agenda 5-1. Approval of Grant of Stock Purchase Option from Annual General Meeting of Shareholders
à Approved according to the original suggestion
Agenda5-2. Approval of Grant of Stock Purchase Option by Board of Directors
à Approved according to the original suggestion
Agenda6.Approval of Limitation on Remuneration for Directors
à Approved according to the original suggestion

5. Date of Shareholders' Meeting	03/27/2009
6. Other	-
	※ Relevant Disclosure	-

[Details of elected Outside Directors]
Name	Date of Birth	Term	Newly Elected/reelected	Career	Present Post	Education	Nationality
Hyuk-Yun Kim	1971-09-03	2	Newly Elected	SanDong Accounting Firm (1997 - 2000) CPA KTB Network (2000 - 2001) Kim&Chang (2001 - Present) CPA	Kim&Chang CPA	University of Southern California, graduate school of business administration	Korea

[Details of elected Auditing Committee]
Name	Date of Birth	Term	Newly Elected/reelected	Career	Present Post	Education	Nationality
Hyuk-Yun Kim	1971-09-03	2	Newly Elected	SanDong Accounting Firm (1997 - 2000) CPA KTB Network (2000 - 2001) Kim&Chang (2001 - Present) CPA	Kim&Chang CPA	University of Southern California, graduate school of business administration	Korea

Item 2.

Resignation of Outside Director before the End of Term of Office

1.Details of Departing Outside Director	Name		Hwi Jun Sin
	Term of office	From	10/24/2008
		To	10/23/2010
2. Reasons for Resignation			Voluntary Resignation
3. Resignation Date			03/27/2009
4. Outside Directors after Resignation	Total Number of Directors (No)		6
	Number of Outside Directors (No)		3
	Ratio of Outside Directors (%)		50%
5. Applicability of Large-scale Corporation			Not Apply
6. Other references concerning investment decisions			-

Item 3.

Resignation of Auditor or Audit Committee Member before the Term of Office

1.Details of Departing Auditor or Audit Committee Member	Type		Audit Committee Member
	Name		Hwi Jun Sin
	Term of office	From	10/24/2008
		To	10/23/2010
2. Reasons for Resignation			Voluntary Resignation
3. Resignation Date			03/27/2009
4. Auditors or Audit Committee Members after Resignation	Number of Auditors	Standing	0
		Non-Standing	0
	Number of Audit Committee Members	Outside Directors	3
		Non-Outside Directors	0
5. Applicability of Large-scale Corporation			Not Apply
6. Other references concerning investment decisions			-

Item 4.

Grant of Stock Option

1. Number of Grantees		Officers and employee of Company	3
		Officers and employee of Affiliated Company	0
2. Number of Shares to be Granted		Common Shares	213,000
		Preferred Shares	0
3. Terms of Exercise	Exercise Period	From	03-27-2011
		To	03-26-2013
	Exercise Price	Common Shares	8,300
		Preferred Shares	0
4. Granting Method			Grant of new shares, grant of treasury stocks
5. A Decision-making body			Annual General Meeting of Shareholders
6. Grant Date			03-27-2009
7. Total Stock Option Granted after concerned Grant		Common Shares	577,200
		Preferred Shares	0
8. Date Of Board Of Directors Resolution			-
-Attendance of Outside Directors		Present(No.)	-
		Absent(No.)	-
-Attendance of Auditors(members of Audit Committee)			-
9. Other references concerning investment decisions
*Fair Value
1.This Fair Value is about Stock Option
2. Calculation Method: Fair Value Approach
(Black Scholes Model)

*References
1. The Exercise price calculated based on the related regulation
2. Other matter will be followed by stock option contract and related regulation.

Details of Grant by Grantees

Grantees	Relationship	Number of Shares Granted		Fair value	Remarks
		Common Shares	Preferred Shares
ChangKeun Kim	CEO	200,000	0	4,136	-
HyungChul Kim	Director	10,000	0	4,136	-
YounSeo Choi	Director	3,000	0	4,136	-